# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WK Kellogg Co, CIK 0001959348
CUSIP: 92942W107
Title of class of securities: Common Stock, $.0001 par value per share
Address of issuer's principal executive offices: ONE KELLOGG SQUARE, BATTLE CREEK, Michigan (MI), 49017
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001256484-23-000032
Filed by CIK 0000073124

## Reporting persons
- NORTHERN TRUST CORP: type of reporting person: bank (BK), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WK Kellogg Co
Address of issuer's principal executive offices: ONE KELLOGG SQUARE, BATTLE CREEK, MICHIGAN, 49017.

## Item 2. Person Filing
Name of person filing: Northern Trust Corporation
Address of principal business office or, if none, residence:
50 South LaSalle Street
Chicago IL 60603
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
The Northern Trust Company
50 South LaSalle Street
Chicago IL 60603

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NORTHERN TRUST CORP: Michael R Hunsted, Executive Vice President (11/12/2025)